UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 000-51237
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I
REGISTRANT INFORMATION
Full name of registrant FreightCar America, Inc.
Former name if applicable N/A
Two North Riverside Plaza, Suite 1250
Address of principal executive office (Street and number)
Chicago, Illinois 60606
City, state and zip code

PART II
RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed in the Current Report on Form 8-K filed by FreightCar America, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, the Company announced that it had identified historical accounting errors in accounts payable. The accounting errors have resulted in the understatement of net earnings since the fourth quarter of 2007.
The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred. The Company’s review was overseen by the audit committee (the “Audit Committee”) of the board of directors of the Company with the assistance of independent consultants, independent legal counsel and independent forensic accountants. The Audit Committee concluded on July 27, 2009 that the Company’s previously issued audited consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and related auditors’ report, and unaudited interim consolidated financial statements as of and for the quarterly periods ended March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008, March 31, 2008 and December 31, 2007 should no longer be relied upon because of these errors in the financial statements. The Company’s board of directors agreed with the Audit Committee’s conclusions. The Company intends to restate these financial statements. Because of the nature and timing of the review, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 with the SEC on August 10, 2009, the prescribed due date. The Company does not expect that such filing will be made within the five-day extension period provided for under Rule 12b-25. The delay could not be eliminated without unreasonable effort or expense. The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 will be filed as soon as practicable after the Company has completed the restatement process.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Christopher L. Nagel	(800) 458-2235
(Name)	(Area Code)(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Because of the continuing review and restatement process described in Part III above, the Company is unable to make a reasonable estimate of its financial results for the second quarter of 2009 or to reach a conclusion whether its statement of income for the second quarter of 2009 will reflect significant changes in the Company’s results of operations from the second quarter of the preceding fiscal year.

FreightCar America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2009	By:	/s/ Christopher L. Nagel
Christopher L. Nagel, Vice President,
Finance and Chief Financial Officer

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